Exhibit 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Aduro Clean Technologies Inc. (the "Company") on Form 40-F for the year ended May 31, 2026, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mena Beshay, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 31, 2026

/s/ Mena Beshay
Mena Beshay
Chief Financial Officer
(Principal Financial Officer)